DLA Piper LLP (US) 555 Mission Street, Suite 2400 San Francisco, California 94105-2933 www.dlapiper.com Howard Clowes howard.clowes@dlapiper.com T 415.836.2510 F 415.659.7410

February 14, 2012	OUR FILE NO. 340850-902700

Kathleen Collins, Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Extreme Networks, Inc.

Form 10-K and 10-K/A for the Fiscal Year Ended July 3, 2011

Filed on August 30, 2011 and October 31, 2011, respectively

File No. 000-25711

Dear Ms. Collins:

Extreme Networks, Inc. (the “Company”) is submitting the following responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in a letter to the Company dated January 31, 2012, with respect to the Company’s Form 10-K and 10-K/A for the fiscal year ended July 3, 2011. The italicized paragraph below restates the comment the Staff’s comment letter, and the discussion that follows is the Company’s response to the Staff’s comments. On behalf of our client, we hereby provide the following responses.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 21

1. With respect to prior comment 2, your filing and the response letter suggest that a general trend of decreasing prices materially affected your revenues from one period to the next. As such, it appears that sales of increasing quantities of your products were required to maintain revenue levels. Consistent with Item 303 of Regulation S-K, the extent to which overall changes in revenues are attributable to each of changes in prices and changes in volumes should be disclosed in quantitative terms that are meaningful to investors. Although we note that changes in selling prices typically vary from one product to the next, and that your product offerings vary somewhat from one period to the next, in future filings, please consider disclosing the average percentage changes in your prices, using assumptions you briefly summarize. Please note that our prior comment did not seek disclosure of changes in prices of particular products.

We note that changes in prices may be a factor that affects the Company’s total revenue, particularly if the Company does not introduce new products with higher prices or adjust its distribution model for changing

February 14, 2012

Page Two

prices. However, the Company’s revenues have not been adversely affected, historically, by declining prices because of increases in volumes and introductions of new products. The Company will, however, consider disclosing percentage changes in price, based on certain assumptions, and should changes in prices have a material impact on total sales, the Company will undertake, going forward, to disclose average price declines, year to year, in the aggregate,.

Item 8. Financial Statements and Supplementary Data,

Note 3. Commitments, Contingencies, and Leases, Legal Proceedings, page 60

2. We note that for certain litigation matters you have concluded that you cannot estimate the reasonably possible additional loss or range of loss. As previously requested in our prior comment 3, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. In this regard, we note your proposed revised disclosures indicate that in certain cases, the damages sought are substantial or indeterminate. In addition, your disclosures with regards to your intellectual property litigation indicate that damages and reasonable royalty will be determined at trial. Please note the fact that damages are unspecified does not, in and of itself, justify that the reasonably possible loss or range of loss cannot be estimated. Please explain further what consideration you have given to items such as past experience, legal advice, etc. in developing the reasonably possible loss or range of loss for this and other matters.

In assessing potential loss contingencies, the Company considers a number of factors, including those listed in paragraph 55-12 of ASC 450-20 regarding assessing the probability of incurring a loss and paragraph 55-16 of ASC 450-20 regarding assessing whether a loss is reasonably estimable. The Company assesses the nature of the claim, the number and identity of other persons and entities named as defendants, whether the claim is an individual claim or an alleged class action, what theories of liability are asserted, the progress of the claim and management’s determination as to how to respond to the claim, the Company’s defenses and possible counterclaims. These matters are reviewed with internal legal resources as well as with outside counsel, senior management, the Company’s accountants and outside auditors

The Company also examines whether it believes, irrespective of the merits of the matter, that it should settle the matter to avoid litigation expense, and if so whether it believes the other side will settle the matter. The Company also reviews whether its Board has approved a settlement, whether management has determined to settle the matter within a range approved by the Board, if any, and whether it appears the opposing party in the matter is prepared to settle in a range that could be acceptable to the Company. Based on this process, the Company assesses at the time of its financial reporting both the probability of the incurrence of a loss and whether it can determine whether a loss or a range of possible losses are reasonably estimable.

February 14, 2012

Page Three

In general, the Company does not consider the outcomes of its prior litigation matters when assessing the current matters because the nature of most of the Company’s litigation has been highly dependent upon the nature and scope of the Company’s or a third party’s patents and upon judicial interpretations of, and rulings regarding, such patents. The outcomes of those litigations, and the facts underlying each of them have varied dramatically. The Company believes that the outcome of patent litigations, which are complex, are very difficult to assess for a number of reasons, including that the Company believes judicial rulings in the patent area have been notably unpredictable. In addition, at times, the Company has determine to resolve matters primarily upon avoiding potential future litigation costs, irrespective of the merits of the matter, while in other matters the merits of the case have been more determinative in the Company’s decisions with respect to its litigation strategy and the ultimate outcome of the matter. As a result, the Company’s experience with prior patent litigation has not, to date, been considered as a factor in predicting the outcome of any other patent litigation.

The Company currently has two significant litigations, both with Enterasys Networks (“Enterasys”). The first (“Enterasys I”) commenced on June 21, 2005, when Enterasys filed suit against Extreme and Foundry Networks, Inc. in the United States District Court for the District of Massachusetts, Civil Action No. 05-11298 DPW. The second (“Enterasys II”) commenced on April 20, 2007, when the Company filed suit against Enterasys in the United States District Court for the Western District of Wisconsin, Civil Action No. 07-C-0229 and Enterasys later filed counterclaims alleging infringement of three of its U.S. patents. In addition, the Company has a third patent litigation matter filed on October 31, 2011 by Chrimar Systems, Inc. but that matter is in very early stages, and has been stayed pursuant to 28 USC Section 1659(a) pending final determination of the International Trade Commission (ITC) action filed in November 2011 by Chrimar (the “Chrimar Matters”).

Enterasys I. With respect to Enterasys I, we note that although the litigation was commenced in 2005, it remains at an early stage. In particular, the court held a claims construction hearing in December 2010, but the Court has still not ruled on the claims construction and has not provided an expected date for the ruling. Although the Courts ruling on claims construction may not lead the Company to a conclusion as to probable outcomes in the case, in the absence of the ruling, the Company lacks very fundamental information regarding the views of the Court and can not begin to make an informed judgment as to possible outcomes. The Company does not have a basis for believing that a loss is reasonably possible, and it does do not believe it is possible to make any estimate of possible losses at this time.

Enterasys II. With respect to Enterasys II, the Company believes the litigation has demonstrated repeatedly that the Company has no liability. Most recently, on November 4, 2011, a jury returned a verdict of non-infringement by the Company of the relevant patent in the case. Based upon the outcome at trial and the various judicial rulings to date, the Company does not see any basis for liability and does not believe that a loss is reasonably probable.

The Chrimar Matters. With respect to the Chrimar Matters, these matters are in very early stages. As the patent litigation has been stayed, the litigation has not proceeded far enough for the Company to make any judgments as to possible outcomes or timing for the proceeding. The related ITC action is also in its early stages and the Company can not make a judgment with respect to likely outcomes in the matter. We also note that the ITC matter is not seeking monetary damages and seeks a permanent order excluding from entry into the United States infringing products that are manufactured, imported or sold by

February 14, 2012

Page Four

the Company that are found to infringe the patent. At this time, the Company does not have a basis for believing that a permanent exclusion order is reasonably possible.

In responding to the Staff’s comments, the Company has authorized us to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses to the comments of the Staff or require additional information from the Company, please contact the undersigned at (415) 836-2510.

Very truly yours,

DLA Piper LLP (US)

/s/ HOWARD CLOWES

Howard Clowes

Partner